Exhibit 15.2

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Matsushita Toshiba Picture Display Co., Ltd.:

We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of Matsushita Toshiba Picture Display Co., Ltd. and subsidiaries for the eleven months period ended February 28, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the eleven months period ended February 28, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG AZSA & Co.

Osaka, Japan

July 7, 2006

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheet

March 31, 2005

Yen (millions)
Assets	(Unaudited)

Current assets:
Cash and cash equivalents	3,220
Trade receivables:
Trade receivables (Notes 3 and 4)	10,491
Allowance for doubtful receivables	(2)

Net trade receivables	10,489

Inventories (Note 2)	19,673
Other current assets	3,301

Total current assets	36,683

Investments:
Associated companies (Note 3)	18,873
Other investments	89

Total investments	18,962

Property, plant and equipment (Notes 5 and 6):
Land	2,770
Buildings	36,070
Machinery and equipment	110,764
Construction in progress	3,488

153,092
Less accumulated depreciation	97,306

Net property, plant and equipment	55,786

Other assets (Note 9)	830

112,261

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheet

March 31, 2005

Yen (millions)
Liabilities and Stockholders’ Equity	(Unaudited)

Current liabilities:
Short-term borrowings (Note 7)	54,285
Trade payables (Note 4)	16,034
Accrued income taxes (Note 9)	364
Accrued payroll	2,679
Other accrued expenses (Note 12)	5,770
Employees’ deposits	318
Other current liabilities	2,019

Total current liabilities	81,469

Noncurrent liabilities:
Retirement and severance benefits (Note 8)	1,552
Noncurrent deferred tax liabilities (Note 9)	707

Total noncurrent liabilities	2,259

Minority interests	1,321

Stockholders’ equity:
Common stock:
Authorized - 800,000 shares
Issued - 200,000 shares	10,000
Capital surplus	82,731
Accumulated deficit	(54,335)
Accumulated other comprehensive loss (Note 10):
Cumulative translation adjustments	(11,184)

Total accumulated other comprehensive loss	(11,184)

Total stockholders’ equity	27,212

Commitments and contingent liabilities (Note 12)

112,261

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Operations

Eleven months period ended February 28, 2006,

and years ended March 31, 2005 and 2004

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Revenues, costs and expenses:
Net sales (Notes 3 and 4)	71,301	144,183	186,910
Cost of sales (Notes 3, 4 and 11)	(85,138)	(145,899)	(178,737)
Selling, general and administrative expenses (Note 11)	(9,133)	(13,093)	(19,803)
Interest income	34	49	90
Interest expense	(1,596)	(1,051)	(1,224)
Other deductions (Notes 3, 6 and 11)	(58,935)	(13,898)	(11,957)

Loss before income taxes	(83,467)	(29,709)	(24,721)

Provision for income taxes (Note 9):
Current	659	814	370
Deferred	(202)	(2,027)	(597)

	457	(1,213)	(227)

Loss before minority interests and equity in income of associated companies	(83,924)	(28,496)	(24,494)

Minority interests	(52)	340	309

Equity in income of associated companies (Note 3)	310	2,215	2,010

Net loss	(83,562)	(26,621)	(22,793)

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Eleven months period ended February 28, 2006,

and years ended March 31, 2005 and 2004

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Common stock (Note 11):
Balance at beginning of year	10,000	10,000	7,142
Issuance of common stock of 8,129 shares	—	—	2,858

Balance at end of year	10,000	10,000	10,000

Capital surplus (Note 11):
Balance at beginning of year	82,731	82,731	75,572
Issuance of common stock of 8,129 shares	—	—	7,159

Balance at end of year	82,731	82,731	82,731

Accumulated deficit:
Balance at beginning of year	(54,335)	(27,714)	(4,921)
Net loss	(83,562)	(26,621)	(22,793)

Balance at end of year	(137,897)	(54,335)	(27,714)

Accumulated other comprehensive income (loss) (Note 10):
Balance at beginning of year	(11,184)	(13,106)	(9,443)
Other comprehensive income (loss), net of tax	3,559	1,922	(3,663)

Balance at end of year	(7,625)	(11,184)	(13,106)

Disclosure of comprehensive loss (Note 10):
Net loss	(83,562)	(26,621)	(22,793)
Other comprehensive income (loss), net of tax:
Translation adjustments	3,559	1,922	(3,663)

Total comprehensive loss	(80,003)	(24,699)	(26,456)

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Eleven months period ended February 28, 2006,

and years ended March 31, 2005 and 2004

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Cash flows from operating activities (Note 11):
Net loss	(83,562)	(26,621)	(22,793)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	6,926	10,758	15,165
Net loss (gain) on disposal of long-lived assets	(63)	2,896	1,569
Deferred income taxes	(202)	(2,027)	(597)
Write-down of investments	7,003	—	—
Impairment loss on long-lived assets	43,549	4,229	9,872
Minority interests	(52)	340	309
Undistributed earnings of associated companies	666	(1,546)	(1,658)
(Increase) decrease in trade receivables	4,436	6,242	(3,877)
(Increase) decrease in inventories	13,267	7,908	(2,396)
(Increase) decrease in other current assets	538	248	867
Increase (decrease) in trade payables	(6,666)	(5,494)	7,026
Increase (decrease) in accrued income taxes	(346)	326	19
Increase (decrease) in accrued expenses and other current liabilities	650	(2,453)	2,131
Increase (decrease) in retirement and severance benefits	(399)	828	73
Other	1,094	(239)	1,229

Net cash provided by (used in) operating activities	(13,161)	(4,605)	6,939

Cash flows from investing activities:
Capital expenditures	(2,264)	(7,241)	(19,290)
Acquisition of shares of MTPDG, net of cash received	—	—	(16,936)
Acquisition of minority interests of a subsidiary	—	(1,330)	—
Other	71	287	100

Net cash used in investing activities	(2,193)	(8,284)	(36,126)

(Continued)

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Eleven months period ended February 28, 2006,

and years ended March 31, 2005 and 2004

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Cash flows from financing activities (Note 11):
Increase in short-term borrowings	14,014	10,454	577
Decrease in long-term borrowings	—	(1,181)	(965)
Dividends paid to minority interests	(39)	—	—
Issuance of common stock	—	—	2,934

Net cash provided by financing activities	13,975	9,273	2,546

Effect of exchange rate changes on cash and cash equivalents	138	171	(328)

Net decrease in cash and cash equivalents	(1,241)	(3,445)	(26,969)
Cash and cash equivalents at beginning of year	3,220	6,665	33,634

Cash and cash equivalents at end of year	1,979	3,220	6,665

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Eleven months period ended February 28, 2006,

and years ended March 31, 2005 and 2004

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Matsushita Toshiba Picture Display Co., Ltd. (hereinafter, “MTPDJ,” or the “Company” including consolidated subsidiaries unless the context otherwise requires) was established as a result of a joint venture agreement between Matsushita Electric Industrial Co., Ltd. (MEI) and Toshiba Corporation (Toshiba) in 2003, and is 64.5% owned by MEI and 35.5% owned by Toshiba.

The Company manufactures cathode ray tubes (CRT) and distributes the products to related parties and third parties mainly for television receivers. Due to expanding market of flat-panel televisions, the demand for CRT significantly declined in recent years, and the Company continues to streamline its operations in order to adjust output to match market demand levels.

The Company operates in Japan and certain foreign countries through the following subsidiaries; MT Picture Display (M) Sdn. Bhd. (MTPDM) in Malaysia, MT Picture Display (Thailand) Co., Ltd. (MTPDT) in Thailand, PT. MT Picture Display Indonesia (MTPDI) in Indonesia, MT Picture Display Germany GmbH (MTPDG) in Germany, MT Picture Display Corporation of America (Ohio) (MTPDA (OH)) in the USA and MT Picture Display Corporation of America (New York) (MTPDA (NY)) in the USA.

The Company recorded a net loss of 83,562 million yen for the eleven months period ended February 28, 2006 (see Note 6 for certain restructuring activities). Its future operation is dependent on funding from the parent companies. The parent companies have authorized sufficient funding for the Company to maintain ongoing operations for a period of twelve months from February 28, 2006.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company maintains its books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform with U.S. generally accepted accounting principles.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries.

(d)	Revenue Recognition

The Company generates revenue principally through the sale of CRT. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from sales of products is generally recognized when the products are received by customers. Revenue from sales of certain products with customer acceptance provisions related to their functionality is recognized when the product is received by the customer and the specific criteria of the product functionality are successfully tested and demonstrated.

The Company’s policy is to accept product returns only in the case that the products are defective. The Company issues contractual product warranties under which it guarantees the performance of products delivered and services rendered for a certain period of time. A liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in “Other accrued expenses.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair cost.

(e)	Inventories (See Note 2)

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(f)	Foreign Currency Translation (See Note 10)

Foreign currency financial statements are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation,” under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted-average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive loss,” a separate component of stockholders’ equity.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the straight-line method based on the following estimated useful lives:

Buildings . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . .	5 to 36 years
Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . .	2 to 15 years

(h)	Investments (See Note 3)

Investments primarily consist of investments in associated companies.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% ownership interest, and corporate joint ventures. Under the equity method of accounting, investments are stated at their underlying net equity value after elimination of intercompany profits.

The excess of cost of the stock of the associated companies over the Company’s share of their net assets at the acquisition date, included in the equity investment balance, was recognized as goodwill. Such equity method goodwill is not being amortized and is instead tested for impairment as part of the equity method investment.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of each of the investments in associated companies for possible other-than-temporary impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the period of time the fair value has been below the carrying amount, financial condition and prospects of each investee, and other relevant factors.

Investments in associated companies are reduced to fair value by a charge to earnings when impairment is considered to be other than temporary. Impairment is measured based on the amount by which the carrying amount or cost basis of the investment exceeds its fair value. Fair value is determined based on discounted cash flows or other valuation techniques as appropriate.

(i)	Income Taxes (See Note 9)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(k)	Impairment of Long-Lived Assets (See Note 6)

The Company accounts for impairment or disposition of long-lived assets in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(l)	Restructuring Charges (See Note 6)

The Company accounts for costs associated with exit or disposal activities in accordance with SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” Pursuant to SFAS No. 146, liabilities for restructuring costs are recognized when the liability is incurred, which may be subsequent to the date when the Company has committed to a restructuring plan.

(m)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(n)	New Accounting Pronouncements

In December 2004, FASB issued SFAS No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of its idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS No. 151, such items will be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for the Company for inventory costs incurred on or after April 1, 2006. The application of SFAS No. 151 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” which eliminates an exception in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for the Company for nonmonetary asset exchanges occurring on or after April 1, 2006. The application of SFAS No. 153 is not expected to have a material effect on the Company’s consolidated financial statements.

(2)	Inventories

Inventories at March 31, 2005 are summarized as follows:

Yen (millions)
2005 (Unaudited)
Finished goods	7,959
Work in process	3,966
Raw materials	7,748

19,673

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Investments in and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2005 and for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 is shown below. The associated companies are Beijing-Matsushita Color CRT Co., Ltd. (BMCC) and PT. Display Devices Indonesia (DDI). At March 31, 2005, the Company has a 50% equity ownership in BMCC and a 35% equity ownership in DDI.

		Yen (millions)
		2005 (Unaudited)
Current assets		28,886
Other assets		21,494

		50,380

Current liabilities		11,257
Other liabilities		245

		11,502

Net assets		38,878

Company’s equity in net assets		18,873

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Net sales	48,177	63,201	62,328
Gross profit	5,687	10,303	9,201
Net profit	639	4,458	4,227

Trade receivables include the following balance with associated companies at March 31, 2005:

Yen (millions)
2005 (Unaudited)
Due from	161

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The major transactions with these associated companies for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Sales to	3,260	3,111	1,165
Purchases from	—	46	—
Dividends received	976	695	352

Accumulated deficit include undistributed earnings of associated companies in the amount of 12,056 million yen as of March 31, 2005.

During the eleven months ended February 28, 2006, the Company incurred a write-down of 7,003 million yen, for other-than-temporary impairment of investments in associated companies, as a result of declines in demand for CRT and intensified price competition. The write-down is included in other deductions in the consolidated statements of operations.

(4)	Related Party Transactions

The Company has various transactions with its shareholders, MEI and Toshiba, and their respective subsidiaries, including sales and purchases of products.

Trade receivables and payables include the following balances with related party at March 31, 2005:

Yen (millions)
2005 (Unaudited)
Due from	5,760
Due to	969

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Major transactions with these related parties for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Sales to	32,515	81,402	101,158
Purchases from	3,976	14,010	56,460
Purchases of property, plant and equipment	—	—	3,875
Acquisition of shares of MTPDG	—	—	21,051

(5)	Leases

The Company has certain operating leases for certain land, buildings and equipment. Rental expenses for operating leases were 501 million yen, 805 million yen and 788 million yen for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004, respectively.

(6)	Restructuring Charges and Impairment Losses on Long-Lived Assets

In connection with the reorganization of the Company’s operations, the Company has incurred certain restructuring charges.

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from theses assets will be sufficient to recover the remaining recorded asset values, and has recognized impairment losses for the amount by which the carrying amount of asset exceeds the fair value of the asset.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Components and related amounts of the restructuring charges and impairment losses on long-lived assets, before the related tax effects, for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Restructuring charges:
Expenses associated with the arrangement of one-time termination benefits	5,515	4,922	418
Expenses associated with the closure and integration of locations	1,780	3,980	—

Total restructuring charges	7,295	8,902	418

Impairment losses on long-lived assets	43,549	4,229	9,872

These restructuring charges and impairment losses on long-lived assets are included in other deductions in the consolidated statements of operations.

The accrued one-time termination benefits are recognized when the plan of termination has been communicated to employees, management having the authority to approve the action commits to a plan of termination, the plan identifies the number of employees to be terminated and the expected completion date, the plan establishes the terms of the benefit arrangement in sufficient detail for the employee to determine the type and amount of benefits they will receive upon involuntary termination and it is unlikely that significant changes to the plan will be made or plan will be withdrawn. An analysis of the accrued one-time termination benefits for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Balance at beginning of the period	—	—	—
New charges	5,515	4,922	418
Cash payments	(1,478)	(4,922)	(418)
Translation adjustments	(152)	—	—

Balance at end of the period	3,885	—	—

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

All of the payments for expenses associated with the closure and integration of locations were completed by the end of each fiscal period.

The following represent significant restructuring charges and impairment losses on long-lived assets for the eleven months period ended February 28, 2006 by company:

MTPDA (OH)

In connection with the reorganization of the Company’s operations, MTPDA (OH) ceased its manufacturing activities as a result of the declines in demand for CRTs and intensified price competition, and began closing procedures during the period. The restructuring activities mainly consisted of the arrangement of one-time termination benefits. Total restructuring charges amounted to 2,784 million yen, including expenses associated with the arrangement of one-time termination benefits of 1,309 million yen.

As a result of the plant closure, the Company recognized impairment losses in the amount of 12,646 million yen of property, plant and equipment of MTPDA (OH). An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value of the asset was determined by using a purchase price offered by a third party.

MTPDG

In connection with the reorganization of the Company’s operations, MTPDG ceased its manufacturing activities as a result of the declines in demand for CRTs and intensified price competition, and began closing procedures during the period. The restructuring activities mainly consisted of the arrangement of one-time termination benefits. Total restructuring charges amounted to 4,206 million yen, which represents expenses associated with the arrangement of one-time termination benefits.

As a result of the plant closure, the Company recognized impairment losses in the amount of 4,941 million yen of property, plant and equipment of MTPDG. An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value of the asset was determined through a third party appraisal.

MTPDM

The Company recognized impairment losses in the amount of 25,615 million yen of property, plant and equipment of MTPDM. MTPDM decided to close part of its manufacturing lines, and determined that the carrying amounts of the property, plant and equipment would not be recovered by the future cash flows. The fair value was determined based on the discounted estimated future cash flow that are expected to be generated from the use of the assets and their eventual disposition.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following represent significant restructuring charges and impairment losses on long-lived assets for year ended March 31, 2005 by company:

MTPDA (NY)

MTPDA (NY), which manufactured CRTs for televisions for the North American market, had faced severe price competition and market erosion due to the popularity of flat-panel televisions and increase in price competitive Asian imports. As a part of the global restructuring initiatives, MTPDA (NY) ceased its manufacturing activities and went into liquidation in the year ended March 31, 2005. The restructuring activities mainly consisted of the arrangement of one-time termination benefits. Total restructuring charges amounted to 1,885 million yen, including expenses associated with the arrangement of one-time termination benefits of 1,511 million yen.

MTPDA (OH)

In connection with the reorganization of the Company’s operations, MTPDA (OH) ceased production on certain of its production lines. As a result, the Company recognized impairment losses in the amount of 2,066 million yen.

MTPDG

In connection with the reorganization of the Company’s operations, MTPDG entered into the arrangement of one-time termination benefits with its employees mainly due to a closure of certain manufacturing locations, and recognized the restructuring charges of 3,148 million yen which represents the expenses associated with the arrangement of one-time termination benefits.

MTPDJ

The Company disposed of certain manufacturing equipment in connection with the reorganization of the Company’s operations and recognized restructuring charges of 2,829 million yen which mainly represent the losses on the disposal.

In addition, the Company decided to close a majority of its remaining manufacturing lines, and determined that the carrying amounts of the property, plant and equipment would not be recovered through future cash flows. As a result, the Company recognized impairment losses in the amount of 1,816 million yen. The fair value was determined based on the discounted estimated future cash flow expected to result from the use of the assets and their eventual disposition.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following represent significant impairment losses on long-lived assets for year ended March 31, 2004 by company:

MTPDA (NY)

As a result of severe price competition and market erosion, the Company estimated the carrying amounts of the property, plant and equipment would not be recovered through future cash flows, and recognized impairment losses in the amount of 9,441 million yen. The fair value was determined based on the discounted estimated future cash flow expected to result from the use of the assets and their eventual disposition.

(7)	Short-term Borrowings

Short-term borrowings at March 31, 2005 is set forth below:

Yen (millions)
2005 (Unaudited)
Unsecured loans from MEI, interest 0.3%	12,210
Unsecured loans from Panasonic Finance, USA by MTPDA (OH) and MTPDA (NY), interest 2.8%	14,473
Unsecured loans from Panasonic Financial Center (Malaysia) Sdn. Bhd. by MTPDM, interest 3.0%	26,847
Unsecured loans from the Bank of Tokyo-Mitsubishi, Ltd., Dusseldorf Branch and Sumitomo Mitsui Banking Corporation, Dusseldorf Branch by MTPDG, interest 2.2%	755

54,285

Panasonic Finance, USA and Panasonic Financial Center (Malaysia) Sdn. Bhd. are finance subsidiaries of MEI. Unsecured loans from MEI and its finance subsidiaries are provided under the revolving line of credit agreements with these companies. The agreements expire on delivery of written notice by either party.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Retirement and Severance Benefits

The Company participates in MEI’s point-based benefit plan and the cash balance pension plan. These plans were established by MEI and cover employees of MEI and certain of its domestic subsidiaries and associated companies. Under the point-based benefit plan, benefits are calculated based on accumulated points allocated to employees each year according to their job classifications and length of service. Under the cash balance pension plan, each participant has an account which is credited annually based on the current rate of pay and market-related interest rate. The Company applies the multi employer plan accounting for these plans and recognized the required contribution for the period as net pension cost.

All seconded employees of the Company were permanently transferred to the Company from MEI and Toshiba during the year ended March 31, 2005. Upon the transfer, the Company received payments in the aggregate of 1,513 million yen from MEI and Toshiba for the pension obligations under the cash balance pension plan which represented MEI’s accumulated obligation to the seconded employees. The Company has been using the fund to meet the funding obligations to MEI’s cash balance plan. The Company recorded a liability for the transferred funds under the caption “Retirement and severance benefits,” and the balance has been reversed as the corresponding contributions are made to the cash balance pension plan.

Total contributions by the Company for the 11 months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 amounted to 624 million yen, 566 million yen and 277 million yen, respectively, of which 365 million yen, 384 million yen and 277 million yen were charged to income as expenses for the multiemployer plans, respectively.

Overseas subsidiaries of the Company have defined contribution pension plans, such as 401(k) Retirement Savings Plan, which cover substantially all employees meeting certain age and time of service requirements. Under the plans, the Company pays certain amount of contribution to the plan, and the contributions are charged to income. Total contributions for the 11 months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 amounted to 170 million yen, 300 million yen, and 334 million yen, respectively.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Income Taxes

Loss before income taxes and income taxes for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 are summarized as follows:

	Yen (millions)
	Domestic	Foreign	Total
For the eleven months period ended February 28, 2006
Loss before income taxes	(10,610)	(72,857)	(83,467)
Income taxes:
Current	485	174	659
Deferred	—	(202)	(202)

Total income taxes	485	(28)	457

For the year ended March 31, 2005 (unaudited)
Loss before income taxes	(11,543)	(18,166)	(29,709)
Income taxes:
Current	433	381	814
Deferred	—	(2,027)	(2,027)

Total income taxes	433	(1,646)	(1,213)

For the year ended March 31, 2004 (unaudited)
Loss before income taxes	(7,984)	(16,737)	(24,721)
Income taxes:
Current	347	23	370
Deferred	—	(597)	(597)

Total income taxes	347	(574)	(227)

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 40.5% for the eleven months period ended February 28, 2006 and the year ended March 31, 2005. The Company and its subsidiaries in Japan were subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 9.9%, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 41.9% for the year ended March 31, 2004.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2006	2005 (Unaudited)	2004 (Unaudited)
Combined statutory tax rate	(40.5)%	(40.5)%	(41.9)%
Lower tax rates of overseas subsidiaries	5.5	2.9	4.5
Expenses not deductible for tax purposes	4.5	—	0.1
Change in valuation allowance allocated to income tax expenses	30.3	34.2	36.8
Other	0.7	(0.7)	(0.4)

Effective tax rate	0.5%	(4.1)%	(0.9)%

The significant components of deferred income tax expenses for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Deferred tax expense (exclusive of the effects of other components listed below)	(202)	(2,027)	(335)
Benefits of net operating loss carryforwards	—	—	(262)

	(202)	(2,027)	(597)

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2005 are presented below:

Yen (millions)
2005 (Unaudited)
Deferred tax assets:
Inventory valuation	1,494
Expenses accrued for financial statement purposes but not currently included in taxable income	815
Property, plant and equipment	2,789
Retirement and severance benefits	581
Tax loss carryforwards	20,346
Other	958

Total gross deferred tax assets	26,983

Less valuation allowance	23,566

Net deferred tax assets	3,417

Deferred tax liabilities:
Property, plant and equipment	(4,115)

Total gross deferred tax liabilities	(4,115)

Net deferred tax liabilities	(698)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at March 31, 2005.

The net change in total valuation allowance for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 was an increase of 25,814 million yen, 10,553 million yen and 7,918 million yen, respectively.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At March 31, 2005, the Company and certain of its subsidiaries had, for income tax purposes, net operating loss carryforwards of approximately 55,431 million yen, of which 15,241 million yen expire from fiscal 2009 through 2011 and the remaining balance expire when the liquidation processes complete or do not expire.

Net deferred tax assets and liabilities at March 31, 2005 are reflected in the accompanying consolidated balance sheets under the following captions:

Yen (millions)
2005 (Unaudited)
Other assets	9
Noncurrent deferred tax liabilities	(707)

Net deferred tax liabilities	(698)

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of 14,081 million yen as of March 31, 2005, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

(10)	Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the eleven months period ended February 28, 2006, and years ended March 31, 2005 and 2004 are as follows:

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the eleven months period ended February 28, 2006
Translation adjustments:
Translation adjustments arising during the period	2,675	—	2,675
Less: Reclassification adjustments for losses included in net loss	884	—	884

Other comprehensive income (loss)	3,559	—	3,559

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2005 (unaudited)
Translation adjustments:
Translation adjustments arising during the period	1,922	—	1,922

Other comprehensive income (loss)	1,922	—	1,922

For the year ended March 31, 2004 (unaudited)
Translation adjustments:
Translation adjustments arising during the period	(3,663)	—	(3,663)

Other comprehensive income (loss)	(3,663)	—	(3,663)

(11)	Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, shipping and handling costs and depreciation charged to operations for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Research and development costs	2,763	3,672	4,686
Shipping and handling costs	1,434	2,167	3,011
Depreciation	6,926	10,758	15,165

Foreign exchange gains and losses included in other deductions for the eleven months period ended February 28, 2006, and years ended March 31, 2005 and 2004 is a gain of 248 million yen, 172 million yen and a loss of 631 million yen, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

MATSUSHITA TOSHIBA PICTURE DISPLAY CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Interest expenses and income taxes paid, and noncash investing and financing activities for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Cash paid:
Interest	1,601	1,112	1,234
Income taxes	1,110	485	332

Noncash financing activities:
Contribution of assets and liabilities received from MEI	—	—	3,682

(12)	Commitments and Contingent Liabilities

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the eleven months period ended February 28, 2006, and the years ended March 31, 2005 and 2004 are summarized as follows:

	Yen (millions)
	2006	2005 (Unaudited)	2004 (Unaudited)
Balance at beginning of year	694	858	875
Liabilities accrued for warranties issued during the period	140	339	664
Warranty claims paid during the period	(199)	(274)	(579)
Changes in liabilities for pre-existing warranties during the period, including expirations	(225)	(229)	(102)

Balance at end of year	410	694	858

There are legal actions against certain subsidiaries of the Company. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.